Hey {{contact.first_name}},

Kicking off this September 2021, we're going to be crowdfunding alongside the official launch of the Scrapp App!

🌍 Our mission? To empower you to recycle right. To encourage brands to be more sustainable. And to help make being a conscious consumer easier and more affordable for everyone.

As a valued community member, you have been incredibly supportive and patient with us over the past year. Many of you have also been asking when you'll be able to get a piece of the Scrapp pie! Well, you're in luck, because that chance is coming very soon. By investing as little as £100, you'll be able to become a shareholder and own part of a truly unique platform that you've helped build.

Don't miss out - tap the link below to pre-register now.

Pre-register to invest

*Capital at risk.

Many thanks,
The Scrapp Team ♻️

Hey {{contact.first_name}},

Yesterday we answered many of your questions about our upcoming crowdfunding campaign. So hopefully, you've now had a chance to read over that Q&A email. If you didn't receive that message for any reason, here's a link to a video we made which covers it.

We wanted to let you know that as an early-access group member, you'll be getting a head start to invest - before our Wefunder page goes live to the rest of the public. We're hoping to kick off next week, and we'll let you know as soon as the page is ready to check out.

As a reminder, you can invest as much or as little as you like. Even if you only invest £100, it still means you own a part of a platform you helped build.

Stay posted for our next update, where we'll be walking through our WeFunder page and your perks as an investor in Scrapp.

Have a great weekend,
The Scrapp Team ♻️

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.